SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement

Under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 5)

MGI PHARMA, INC.

(Name of Subject Company (Issuer))

JAGUAR ACQUISITION CORP.

a wholly owned subsidiary of

EISAI CORPORATION OF NORTH AMERICA

a wholly owned subsidiary of

EISAI CO., LTD.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $ 0.01 per share,

and associated preferred share purchase rights

(Title of Class of Securities)

552880-10-6

(CUSIP Number of Class of Securities)

Douglas Snyder, Esq.

Jaguar Acquisition Corp.

100 Tice Boulevard

Woodcliff Lake, NJ 07677

(201) 746-2305

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

George J. Sampas, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$3,331,989,763	$102,292.09

*                 Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 81,268,043 outstanding shares of common stock, par value $0.01 per share, including, if any, the associated preferred share purchase rights issued under the Rights Agreement, dated as of July 14, 1998, as amended, between MGI PHARMA, INC. and Wells Fargo Bank, N.A. (formerly Norwest Bank Minnesota, N.A.) as rights agent, at a price of $41.00 per share. The calculation of the filing fee is based on MGI PHARMA, INC.’s representation of its capitalization as of November 30, 2007. The filing fee, calculated in accordance with Exchange Act Rule 0-11(d), was calculated by multiplying the transaction value by 0.0000307.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$102,292.09	Filing Party:	Jaguar Acquisition Corp., Eisai Corporation of North America and Eisai Co., Ltd.
Form or Registration No.:	Schedule TO	Date Filed:	December 21, 2007

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed on December 21, 2007 (as previously amended and supplemented by Amendment No. 1 filed on January 4, 2008, Amendment No. 2 filed on January 17, 2008, Amendment No. 3 filed on January 22, 2008 and Amendment No. 4 filed on January 23, 2008, the “Schedule TO”) with the Securities and Exchange Commission by Jaguar Acquisition Corp., a Minnesota corporation (“Purchaser”), Eisai Corporation of North America, a Delaware corporation, and Eisai Co., Ltd., a corporation organized under the laws of Japan (“Parent”).  The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, including the associated preferred share purchase rights (the “Rights”) issued under the Rights Agreement, dated July 14, 1998, as amended, between MGI PHARMA, INC., a Minnesota corporation (the “Company”), and Wells Fargo Bank, N.A. (formerly Norwest Bank Minnesota, N.A.) as rights agent, (such Rights, together with the shares of the Company’s common stock, the “Shares”), of the Company, at a price of $41.00 per Share in cash, net to the seller, without interest and subject to applicable withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 21, 2007 (as amended and supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 4.   Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following paragraph as the last paragraph of Section 1—“Terms of the Offer” of the Offer to Purchase:

“At 12:00 midnight (New York City time) on January 25, 2008, the ‘subsequent offering period’ that we elected to provide on Wednesday, January 23, 2008 expired.  As of the expiration time of the ‘subsequent offering period,’ 76,494,076 Shares had been validly tendered in the offer, representing over 93.8% of the total outstanding Shares.  All Shares validly tendered have been accepted for payment, and the consideration for all such Shares either has been paid or will promptly be paid.  A copy of the press release is filed as Exhibit A(5)(G) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following to the list of exhibits:

(a)(5)(G)	Press Release issued by Parent on January 26, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EISAI CO., LTD

	By:	/s/ MAKOTO SHIINA
	Name:	Makoto Shiina
	Title:	Executive Vice-President, Corporate Strategy
Dated: January 28, 2008

EISAI CORPORATION OF NORTH AMERICA

	By:	/s/ DOUGLAS SNYDER
	Name:	Douglas Snyder
	Title:	General Counsel
Dated: January 28, 2008

JAGUAR ACQUISITION CORP.

	By:	/s/ DOUGLAS SNYDER
	Name:	Douglas Snyder
	Title:	Secretary
Dated: January 28, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(5)(G)	Press Release issued by Parent on January 26, 2008.